AROC Inc. Announces Subsequent Offering Period in Its Cash Tender Offer

HOUSTON, TX - July 19, 2001 - AROC Inc. (US OTC: AROI) announced today that at the expiration at 5:00 p.m., New York City Time, on July 19, 2001, of the initial offering period of its tender offer for all outstanding shares of common stock of AROC, that it had accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer at the price of $0.06 per share in cash. Payment for these shares will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

Based on preliminary information provided by Registrar and Transfer Company, the depositary for the tender offer, approximately 20,451,486 shares of AROC common stock were tendered out of approximately 55,287,837 shares currently outstanding, or approximately 37.0% of all outstanding shares. As previously noted, MPAC Energy, LLC ("MPAC"), the holder of a majority of AROC's securities, did not tender any of its AROC shares. The tendered shares represent approximately 53.5% of the outstanding shares of AROC common stock not held by MPAC.

AROC also announced that it has elected to provide for a subsequent offering period of fifteen business days, commencing immediately, with a scheduled expiration of 5:00 p.m., New York City time, on Thursday, August 9, 2001. All shares properly tendered during the subsequent offering period will be accepted immediately, and tendering stockholders will promptly be paid the same price of $0.06 per share in cash. No shares tendered in the initial offering period or in the subsequent offering period may be withdrawn. None of the conditions to the obligations of AROC to purchase shares in the tender offer that were applicable to the initial offering period will be applicable to the subsequent offering period.

As previously announced, if AROC acquires, through the initial tender offer and the subsequent offering period, a number of shares which are sufficient to provide MPAC with ownership of 90% or more of the outstanding shares of AROC Common Stock, MPAC will effect a "short-form" merger of AROC into a wholly owned subsidiary of MPAC under Delaware law without action by any other stockholder. If AROC does not acquire the shares necessary to reach the 90% level, MPAC intends to seek approval of a merger by a vote of stockholders held at a duly noticed meeting, where it will be able to approve the merger without the vote of any other stockholder. On the consummation of either a short-form or other merger, each remaining share of AROC common stock not owned by MPAC or its wholly owned subsidiary will be converted into the right to receive $0.06 in cash and AROC will become a wholly owned indirect subsidiary of MPAC.

Stockholders of AROC should read the tender offer documents, as may be amended from time to time, filed as exhibits to our Schedule TO, which is on file with


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the SEC, as they contain important information about the tender offer. Investors can obtain these tender offer documents and other filed documents for free at the SEC's website at www.sec.gov.

AROC and its subsidiaries are independent companies whose principal activities are the exploration, development and production of oil and gas and the acquisition of producing oil and gas properties.

Note:  Transmitted on PR Newswire at 6:08 p.m., CDST on July 19, 2001.